Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Westlake Corp.
Name of persons relying on exemption: As You Sow®
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Westlake Corp. (WLK)
Vote Yes: Proposal #3

Shareholder Proposal on Single-Use Plastics

Annual Meeting: May 9, 2024

CONTACT: Genevieve Abedon | gabedon@asyousow.org

THE RESOLUTION

Resolved: With board oversight, shareholders request that Westlake Corporation prepare a report, at reasonable cost and omitting proprietary information, describing how the Company could shift its plastic resin business model from virgin to recycled polymer production as a means of reducing plastic pollution of the oceans.

Supporting Statement: Proponents suggest, at Company discretion, the analysis include:

•	Quantification (in tons and/or as a percentage of total production) of the Company’s polymer production for single-use plastics (SUPs) markets.
•	Development of a substantive time-bound recycled polymer goal as a share of virgin polymer production.
•	Plans to ensure that shifting from virgin to recycled plastics will utilize recycling technologies that are cost-effective, process and energy efficient, and environmentally sound.
•	An assessment of the resilience of the Company’s portfolio of petrochemical assets under virgin to recycled transition scenarios of five and ten years, and the financial risks and benefits associated with such scenarios.
•	The benefits of such a shift in terms of plastic pollution avoided.

SUMMARY

Plastic, with a lifecycle social cost at least ten times its market price, threatens the world’s oceans, wildlife, and public health.1 Concern about the growing impact of global plastic pollution has elevated the issue to crisis levels.2 Of particular concern are single-use plastics (SUPs), which make up the bulk of the 24-34 million metric tons of plastic ending up in waterways annually.3 Without drastic action, this amount could triple by 2040.4

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1 https://wwfint.awsassets.panda.org/downloads/wwf_pctsee_report_english.pdf, p.15

2 https://www.unep.org/resources/pollution-solution-global-assessment-marine-litter-and-plastic-pollution

3 https://www.eurekalert.org/news-releases/871061

4 https://www.nationalgeographic.com/science/article/plastic-trash-in-seas-will-nearly-triple-by-2040-if-nothing-done

2024 Proxy Memo Westlake Corp. | Shareholder Proposal on Single-Use Plastics

A shift away from virgin plastic production is critical to curbing the flow of plastic into oceans.5 One of the most robust pathways is presented in the widely respected Breaking the Plastic Wave report by Pew Charitable Trusts, which finds that plastic leakage into the ocean can feasibly be reduced 80 percent under its System Change Scenario (SCS), which is based on a global shift to recycled plastics (almost tripling demand for recycled content) coupled with a one-third absolute reduction of virgin demand (mostly of virgin SUPs).6

The future under the SCS – built partly on recycled plastics and circular business models – looks drastically different than today’s linear take-make-waste production model and would peak virgin plastic demand globally before 2030. Countries and major packaging brands are already beginning to call for reductions in plastic production and virgin plastic use.7

Westlake is estimated to be among the largest global producers of SUP-bound polymers, and among the largest greenhouse gas emitters of such producers yet has not issued a goal for transition to a significant amount of production of recycled polymers.8 Competitor Dow has committed to produce 3 million tons of feedstock from recycled and renewable sources annually by 2030. ExxonMobil has pledged capacity to process 450,000 tons of plastic waste for recycling by 2026. In light of the changing regulatory and competitive environment, shareholders face a growing risk from Westlake’s lack of substantial commitment to recycled polymers.

Proponents estimate that 41% of non-management affiliated independent-based shares supported this proposal in 2023, indicating significant shareholder support for the requested disclosure.

RATIONALE FOR A YES VOTE

1.	Westlake is exposed to economic risk as global leaders and corporate brands call for reduction in plastic use and transition away from virgin and single-use plastics and towards recycled polymers.

2.	Westlake lags behind competitors by not setting a goal for the production of significant amounts of recycled polymers.

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5 https://www.theguardian.com/environment/2021/jul/01/call-for-global-treaty-to-end-production-of-virgin-plastic-by-2040

6 https://www.pewtrusts.org/-/media/assets/2020/07/breakingtheplasticwave_report.pdf; https://www.science.org/doi/full/10.1126/science.aba9475

7 https://www.pbs.org/newshour/science/bold-single-use-plastic-ban-kicks-europes-plastic-purge-into-high-gear; https://www.businessforplasticstreaty.org/

8 https://www.minderoo.org/plastic-waste-makers-index/

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2024 Proxy Memo Westlake Corp. | Shareholder Proposal on Single-Use Plastics

DISCUSSION

The Pew Scenario finds that an absolute demand in reduction for virgin single-use plastics is critical to curbing ocean plastic pollution, and that a key factor in reducing use of virgin feedstock involves collecting and processing discarded plastic waste and using it as a feedstock to generate recycled polymers. To reduce 80% of plastic waste by 2040, the Pew Scenario projects that the global mechanical plastic recycling capacity needs to be doubled to 86 million tons per year and that plastic-to-plastic conversion technologies such as chemical recycling technologies will likely need to be developed. This will require all major petrochemical manufacturers to switch a significant amount of their production from virgin to recycled polymer.

1.	Westlake is exposed to economic risk as global community leaders and corporate brands call for reduction in plastic use and transition away from virgin and single-use plastics and towards recycled polymers.

Global community leaders agree that the current rate of expansion of virgin plastic production is unsustainable, recycling improvements alone are inadequate, and absolute demand reductions are critical to curbing pollution. These conclusions are reflected in recent reports by the United Nations Environment Program (UNEP), the Organization for Economic Co-operation and Development (OECD), the U.S. National Academies of Science, Engineering, and Medicine (NAS), and built into the SCS of Breaking the Plastic Wave.9,10,11

According to UNEP, a drastic reduction in avoidable, unnecessary, and problematic plastic is crucial to addressing the global pollution crisis. The OECD has called for restraints on demand and NAS suggests a national cap on virgin plastic production. U.S. States are beginning to commit to significant cuts in the use of virgin and single-use plastics.12 For example, in 2022, California passed the first U.S. law mandating specific cuts in the use of plastic packaging: 25% over 10 years. Governments are also starting to tax corporations for single-use packaging, including new laws in the states of Maine, Oregon, and Colorado. The European Union has banned 10 single-use plastic products commonly found in ocean cleanups and imposed a tax on non-recycled plastic packaging waste.13 These policy actions have the potential to significantly impact demand for the Company’s products unless it commits to producing polymers with high levels of recycled plastic content.

Similarly, the consumer brands that use resin products manufactured by companies like Westlake, many of which are members of the Business Coalition for a Global Plastics Treaty, have stated that a top priority of a global plastics treaty should be “reduction of plastic production and use . . . focusing on virgin fossil fuel-based plastic,” and “increasing the volume and quality of recycled plastics that can be used in a broad range of uses.” This group includes some of the world’s largest buyers of single-use plastics: Coca-Cola Co, Nestle, Mars, PepsiCo, Unilever, Walmart, and petrochemical company Borealis.14

Jodie Roussell, senior public affairs manager with food and beverage giant Nestlé SA, has stated: “We need to turn off the tap and reduce plastic production so that we can have a circular economy approach for the plastic that is in circulation today.”15 Essentially, major global brand customers are calling on the Company to adopt a circular approach, which would transition it away from generating plastics from virgin fossil-fuel based materials and toward materials made from the collection and recycling of post-consumer plastic waste.

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9 https://www.unep.org/news-and-stories/press-release/comprehensive-assessment-marine-litter-and-plastic-pollution

10 https://www.oecd.org/newsroom/plastic-pollution-is-growing-relentlessly-as-waste-management-and-recycling-fall-short.htm

11 https://www.washingtonpost.com/climate-environment/2021/12/01/plastic-waste-ocean-us/

12 https://www.weforum.org/agenda/2020/10/canada-bans-single-use-plastics/; https://www.pbs.org/newshour/science/bold-single-use-plastic-ban-kicks-europes-plastic-purge-into-high-gear

13 https://www.packworld.com/news/sustainability/article/22419036/four-states-enact-packaging-epr-laws

14 https://www.plasticsnews.com/public-policy/plastics-treaty-talks-open-push-restrain-virgin-resins

15 https://www.sec.gov/Archives/edgar/data/1086462/000121465923005691/z419230px14a6g.htm, p. 4

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2024 Proxy Memo Westlake Corp. | Shareholder Proposal on Single-Use Plastics

A 2023 Minderoo Foundation report analyzing Westlake and other large producers of single use plastics concludes that recycling is failing to scale fast enough and remains a “marginal activity” for the plastics sector. From 2019 to 2021, growth in single-use plastics made from fossil fuels was 15 times that of recycled plastics.16 Westlake can demonstrate its commitment to environmental leadership by establishing robust recycled content polymer goals to help meet the surging demand for plastic generated from recycled content.

In its latest annual report, Westlake acknowledges that plastic recycling-related issues are a material risk that could adversely impact its operations. It cites to the potential negative impact on demand for ethylene “due to initiatives such as recycling and customers seeking alternatives to polymers.”17 The Company also acknowledges “Westlake may be unable to generate enough cash flow from operations to meet its minimum obligations under the Ethylene Sales Agreement if its business is adversely impacted by competition, operational problems, general adverse economic conditions, or the inability to obtain feedstock.”18 However, Westlake has not acted to reduce this risk by making a substantial commitment to produce recycled plastics which are in great demand by global brands as noted below.

2.	Westlake lags behind competitors by not setting a goal for the production of significant amounts of recycled polymers.

Leading Westlake competitors have made substantial commitments to produce significant amounts of recycled polymers:

•	Dow has agreed to collect, reuse, or recycle 3 million metric tons of plastic waste or renewable materials annually by 2030.[19]

•	Chevron Phillips Chemical (CPChem - jointly owned by Chevron and Phillips 66) has a goal to produce 450,000 metric tons (1 billion pounds) of recycled polymers by 2030.[20]

•	ExxonMobil said it plans to have the capacity to process up to 450,000 metric tons of plastic waste for recycling by 2026.[21]

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16 https://cdn.minderoo.org/content/uploads/2023/02/04205527/Plastic-Waste-Makers-Index-2023.pdf

17 https://www.sec.gov/ix?doc=/Archives/edgar/data/1262823/000126282324000014/wlk-20231231.htm , p. ii

18 https://www.sec.gov/ix?doc=/Archives/edgar/data/1262823/000126282324000014/wlk-20231231.htm, p. 10

19 https://corporate.dow.com/en-us/news/press-releases/dow-commits-to-accelerating-the-circular-ecosystem-by-transformi

20 https://www.cpchem.com/media-events/news/news-release/chevron-phillips-chemical-deepens-collaboration-with-nexus-circular

21 https://corporate.exxonmobil.com/news/news-releases/2022/1214_exxonmobil-starts-operations-at-large-scale-advanced-recycling-facility#:~:text=ExxonMobil%20plans%20to%20build%
20advanced,annually%20by%20year%2Dend%202026

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2024 Proxy Memo Westlake Corp. | Shareholder Proposal on Single-Use Plastics

By committing to increase production of recycled polymers with specific rates and dates, Westlake will not only remain competitive with other plastic producers, but can better serve its customers. Leading consumer goods companies like Procter & Gamble are struggling to meet commitments to use high levels of recycled content in packaging due to a lack of available recycled plastics from petrochemical companies like Westlake.22 Polyethylene terephthalate (PET), a polymer commonly used for single use soda and water bottles, is the most recycled plastic, yet less than 30 percent of used bottles are collected for recycling. The National Association for PET Container Resources, its trade group, has warned that the U.S. does not have enough recycled PET supply, or processing capacity, to satisfy commitments of brand owners to use recycled content in their bottles.23 A recent analysis by McKinsey estimates that demand for recycled PET will exceed supply "by about three times" in 2030 unless actions are taken to produce more recycled content plastic.24

This is an important opportunity for Westlake to expand its business, serve customers, and maintain and even increase the value of our company.

RESPONSE TO WESTLAKE BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

Westlake’s statement argues that the proposal is unnecessary given its “robust sustainability policies and programs that are already in place.”25 However, the Company does not directly address the fact that its policies do not include a commitment to set a goal of producing more recycled polymers, as competitors CP Chem, Dow, and ExxonMobil have done. Westlake acknowledges discussions with customers about their sustainability needs and “opportunities to help reduce plastic waste by including either post consumer recycled (PCR) or post-industrial recycled (PIR) resin content in their products,” but has not responded to shareholder requests for disclosure on how it plans to respond.26 While the Company further states that its “sustainable product offerings are continuously being adapted to these needs, and we work with customers to properly introduce these products into the marketplace,” there is no further information to assure shareholders that this is being done in practice and if so, at what level.

Moreover, Westlake asserts that “the essential objective of the resolution is for Westlake to address the risks and opportunities presented in the manufacturing of durable plastics…,” when the proposal clearly states in the Supporting Statement that the concern of the proposal is with respect to Westlake’s production of single-use plastics (SUP), not durable plastics. Further, proponents submitted this proposal specifically to Westlake after it was identified as one of the largest producers of single-use plastics in the Minderoo report.27 Thus, addressing durable plastics is not responsive to the proposal. The Company dismisses the single-use applications in which its resins may be used, such as food packaging, without acknowledging or discussing the need for these materials to be produced using recycled feedstocks.

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22 https://www.reuters.com/business/sustainable-business/pg-faces-shortage-recycled-plastic-race-meet-sustainability-goals-2021-12-03/

23 https://www.plasticsnews.com/news/brand-owners-want-recycled-plastic-wheres-supply

24 https://www.plasticsnews.com/news/changes-needed-meet-2030-recycled-pet-demand

25 https://d18rn0p25nwr6d.cloudfront.net/CIK-0001262823/6b7d3f49-17c7-4b85-9ff7-b424603ab9d9.pdf, p. 40

26 https://d18rn0p25nwr6d.cloudfront.net/CIK-0001262823/6b7d3f49-17c7-4b85-9ff7-b424603ab9d9.pdf, p. 40

27 https://cdn.minderoo.org/content/uploads/2023/02/04205527/Plastic-Waste-Makers-Index-2023.pdf

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2024 Proxy Memo Westlake Corp. | Shareholder Proposal on Single-Use Plastics

The Company refers to utilizing in-house scrap resin as well as purchasing post-industrial recycled materials from third parties. We appreciate these efforts and this information well may form part of Westlake’s response to how the Company could shift its plastic resin business model from virgin to recycled polymer production. Standing alone, however, and with no metrics provided, shareholders cannot ascertain whether these actions would be core to Westlake’s response or a minor part of how it must shift its business model from virgin to recycled polymer production.

Lastly, Westlake mentions the Company’s one-pellet Polyethylene compound, PIVOTAL® product line. While a commendable step forward in using post-consumer resin, there is no data available to judge impact or significance. The Company told the Proponent during a dialogue that it is made-to-order for specific customers, which does not indicate that the commitment extends or might expand to all production. Proponents ask Westlake to set significant, time-bound recycled content goals encompassing all production.

CONCLUSION

We recommend a “Yes” vote on this Shareholder Proposal 3. A key element in easing the global plastic pollution crisis is for petrochemical manufacturers like Westlake to transition production from virgin polymers to recycled polymers for producing plastic products. Only two percent of plastic is currently generated using recycled content.28 The Company lags competitors, including CPChem, Dow, and ExxonMobil, by not setting a goal for producing significant amounts of recycled polymers. Proponents estimate that 41 percent of non-management affiliated, independent shareholders supported this proposal in 2023, indicating significant support.

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For questions, please contact: Genevieve Abedon, As You Sow, gabedon@asyousow.org

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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28 https://www.tomra.com/en/news-and-media/feature-articles/only-2-percent-of-plastic-packaging-is-recycled-in-a-closed-loop

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